[DECHERT LLP LETTERHEAD]

October 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Mutual Funds (File Nos. 33-56094 and 811-07428), on behalf of Voya Emerging Markets Equity Dividend Fund, Voya Global Equity Dividend Fund, Voya Global Opportunities Fund, and Voya Russia Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, enclosed for filing via the EDGAR system is a preliminary proxy statement and forms of proxy cards for a Special Meeting of Shareholders (“Meeting”) of Voya Emerging Markets Equity Dividend Fund, Voya Global Equity Dividend Fund, Voya Global Opportunities Fund, and Voya Russia Fund, each a series of Voya Mutual Funds (each a “Fund” and, collectively, the “Funds”).

At the Meeting, shareholders of each Fund will be asked to vote on a new sub-advisory agreement between Voya Investments, LLC (“Voya Investments”), the Fund’s investment adviser, and ING Investment Management Advisors B.V. (“IIMA”), the current and proposed sub-adviser to the Funds, as well as under certain circumstances any future sub-advisory agreements prompted by certain change of control events with respect to the parent company of IIMA. In addition, shareholders of Voya Russia Fund will be asked to vote on the reclassification of the Voya Russia Fund’s investment objective from “fundamental” to “non-fundamental.”

Should you have any questions, please contact the undersigned at 202-261-3164 or Kristen Freeman at 480-477-2650.

Very truly yours,

/s/ Corey Rose
Corey Rose
Dechert LLP